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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Ave., Suite 800
(No. and Street)

Little Rock, Arkansas 72201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Bumpers Chief Financial Officer (501) 907-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005 E
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Frost
(Name – *if individual, state last, first, middle name*)

425 West Capitol Suite 3300 Little Rock, Arkansas 72201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8 3-15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Bumpers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews & Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Jacque Anita Handy. My Commission Expires 8/15/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWS & ASSOCIATES, INC. AND SUBSIDIARY

December 31, 2004

Consolidated Financial Statements
And
Supplementary Information

With

Independent Auditor's Report

Table of Contents

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report

Board of Directors
Crews & Associates, Inc. and Subsidiary
Little Rock, Arkansas

We have audited the accompanying consolidated statement of financial condition of Crews & Associates, Inc. and Subsidiary (the "Company") as of December 31, 2004, and the related consolidated statements of operations, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. and Subsidiary as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
February 17, 2005

Consolidated Statement of Financial Condition

December 31, 2004

Assets	
Cash (including $252,631 segregated under federal regulation)	$ 3,146,342
Receivables from	
Broker-dealers and clearing organizations	4,179,727
Customers	11,733,408
Marketable securities	22,592,335
Lease inventory	640,919
Income taxes receivable	107,512
Furniture, equipment and leasehold improvements, net	2,099,290
Deferred tax asset	3,293,354
Cash surrender value of life insurance policies	5,914,058
Employee loans receivable and covenants not to compete, net	601,195
Goodwill	772,574
Other assets	1,261,340
Total assets	$ 56,342,054

Liabilities and Stockholder's Equity	
Payables to	
Broker-dealers and clearing organizations	$ 3,911,041
Customers	1,520,478
Accounts payable, accrued expenses and other liabilities	6,880,847
Non-qualified deferred compensation liability	5,423,620
Short-term borrowings	20,836,220
Total liabilities	38,572,206
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	838,692
Retained earnings	16,930,729
Total stockholder's equity	17,769,848
Total liabilities and stockholder's equity	$ 56,342,054

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Operations

For the Year Ended December 31, 2004

Revenues	
Trading profits	$ 24,465,259
Investment banking and other income	6,368,756
Interest income	675,384
Total revenue	31,509,399
Expenses	
Employee compensation and benefits	20,951,422
Professional and other	6,928,221
Amortization of employee loans receivable and covenants not to compete	1,475,643
Occupancy and equipment	1,291,479
Communications	1,107,589
Business development	655,657
Clearing fees	388,347
Interest expense	197,834
Total expenses	32,996,192
Loss before income tax benefit	(1,486,793)
Income tax benefit	(673,230)
Net loss	$ (813,563)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Retained Earnings

For the Year Ended December 31, 2004

Balance at January 1, 2004	$ 19,244,292
Dividends paid	(1,500,000)
Net loss	(813,563)
Balance at December 31, 2004	$ 16,930,729

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	$ (813,563)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	309,427
Amortization	1,475,643
Deferred income taxes	(1,295,712)
Impairment write-down of certain fixed assets	160,000
Changes in operating assets and liabilities	
Receivables from	
Broker-dealers and clearing organizations	(3,920,169)
Customers	(7,280,652)
Marketable securities	559,073
Lease inventory	955,937
Cash surrender value of life insurance	(1,259,157)
Other assets	(445,812)
Payables to	
Broker-dealers and clearing organizations	3,229,335
Customers	1,191,723
Accounts payable, accrued expenses and other liabilities	3,983,045
Non-qualified deferred compensation	1,380,410
Income taxes payable	(313,888)
Net cash used by operating activities	(2,084,360)
Cash flows from investing activities	
Purchase of furniture and office equipment	(1,784,339)
Acquisition of Beardsley	(207,500)
Net cash used by investing activities	(1,991,839)
Cash flows from financing activities	
Net change in short-term borrowings	4,837,787
Issuance of employee note receivable net of repayments	(68,277)
Payment of dividends	(1,500,000)
Net cash provided by financing activities	3,269,510
Net decrease in cash	(806,689)
Cash at beginning of year	3,953,031
Cash at end of year	$ 3,146,342
Supplementary discosures of cash flows information	
Cash paid during the year for	
Interest	$ 186,062
Income taxes	933,038

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2004

1. **Description of Business**

Crews & Associates, Inc. and Subsidiary (the "Company") is comprised of Crews & Associates, Inc., a registered broker-dealer, and First Security Leasing (the "Subsidiary"). The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

Crews & Associates, Inc. ("Crews") is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. Crews conducts business with other broker-dealers located throughout the United States on behalf of its customers and for its own account.

First Security Leasing is a wholly-owned subsidiary of Crews and was formed for the purpose of transacting certain lease transactions. The Subsidiary is located in Little Rock, Arkansas and conducts business throughout the United States.

2. **Summary of Significant Accounting Policies**

a. **Principles of consolidation** – The accompanying consolidated financial statements include the accounts of Crews & Associates, Inc. and its wholly owned subsidiary, First Security Leasing, Inc. During the normal course of business, the Company will enter into custodial receipt and certificate of participation transactions whereby limited purpose special purpose entities (SPE's) are created in order to complete certain aspects of the transactions. The activities and financial position of the SPE's are included in the consolidated financial statements of the Company. All material intercompany accounts and transactions have been eliminated.

b. **Securities transactions** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying consolidated financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying consolidated financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

c. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2004, the Company did not hold investments considered to be cash equivalents.

d. **Marketable securities** – Marketable securities are comprised of securities used for trading and are valued at market. Any unrealized gains and losses have been reflected as net trading profits in the accompanying consolidated statement of operations.

e. **Lease inventory** – Lease inventory represents leases purchased by the Company and held for sale to outside investors. Lease inventory is valued at the Company's cost which is less than their estimated realizable value at December 31, 2004.

2. **Summary of Significant Accounting Policies (cont.)**

f. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over estimated useful lives ranging from five to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term, including renewal periods, or their estimated useful life. The Company accounts for long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". During the year ended December 31, 2004 the Company moved office locations. In conjunction with that relocation they recognized an impairment loss of $160,000 related to certain assets and leasehold improvements associated with their former office location.

g. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2004. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual impairment test of goodwill during 2004 and concluded that the goodwill was fully recoverable.

h. **Employee loans receivable and covenants not to compete** – Effective May 1, 2000, the Parent purchased all of the outstanding common stock of the Company. In connection with this transaction, the Company entered into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over a five year period. Amortization expense related to these agreements was $1,475,643 for the year ended December 31, 2004, and the net unamortized balance was $601,195 at December 31, 2004. Amortization expense of the remaining balance is expected to be as follows: 2005 – $506,981; 2006 – $26,792; 2007 – $29,000; 2008 – $24,402; and 2009 – $14,020.

i. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion of such deferred tax assets will not be realized.

j. **Related parties** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

2. **Summary of Significant Accounting Policies (cont.)**

k. **Accounting for joint venture** – On July 31, 2001, the Company entered into a joint venture with Vanadis Investment Group, LLC (referred to as First Security Vanadis Capital, LLC) whereby each member owns 50%. The investment in the joint venture is included in other assets at December 31, 2004, and is accounted for by the Company using the equity method of accounting. The financial position and results of operations of First Security Vanadis Capital, LLC were not material to the Company at December 31, 2004.

l. **Disclosure about the fair value of financial instruments** – The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

m. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying consolidated financial statements.

n. **New accounting pronouncements** – In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. FIN 46 was effective January 1, 2003, for the Company with respect to interests in variable interest entities obtained after that date. With respect to interests in variable interest entities existing prior to January 1, 2003, the FASB issued FASB Interpretation No. 46(R), which extended the effective date of FIN 46 to the first annual period beginning after December 15, 2004 for any variable interest entities existing prior to January 1, 2003. The Company currently does not believe it will be required to consolidate any material interests in variable interest entities.

3. **Acquisition of Beardsley**

On July 30, 2004 the Company acquired Beardsley Consultants, Inc. and Beardsley Advisors, Inc. (collectively "Beardsley") for a total of $772,574. The entire purchase price was allocated to goodwill. At closing the Company paid $207,500 with the remainder of the purchase price, plus imputed interest, to be paid in annual installments of $207,500 over the next three years. At December 31, 2004, the remaining liability of $565,074 is included in accrued liabilities. At December 31, 2004, the Company concluded there were no indicators of impairment related to the goodwill recorded in conjunction with the Beardsley acquisition.

Notes to Consolidated Financial Statements

December 31, 2004

4. Cash Segregated Under Federal Regulation

At December 31, 2004, $252,631 of cash was segregated in a special reserve bank account "for the exclusive benefit of customers" under Securities and Exchange Commission ("SEC") rule 15c3-3.

5. Receivables from and Payables to Broker–Dealers and Clearing Organizations, and Customers

The balances shown as receivables from and payables to broker–dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker–dealer and clearing organization and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2004.

At December 31, 2004, receivables from customers consisted of $3,395,969 from institutional firms and $8,337,439 from retail customers. Payables consisted of $316,196 to institutional firms and $1,204,282 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

6. Marketable Securities

At December 31, 2004, marketable securities consisted of the following trading securities, stated at quoted market values:

State and municipal government obligations	$ 18,994,631
U.S. government obligations	1,725,170
Corporate obligations	1,715,930
Other	156,604
	$ 22,592,335

7. Furniture, Equipment and Leasehold Improvements

At December 31, 2004, the furniture, equipment and leasehold improvements were as follows:

Leasehold improvements	$ 429,304
Furniture and equipment	3,406,046
Construction in progress	86,407
	3,921,757
Accumulated depreciation	1,822,467
Furniture, equipment and leasehold improvements, net	$ 2,099,290

8. Short-Term Borrowings

At December 31, 2004, the Company had short-term borrowings totaling $13,600,000, bearing interest at 3.0625%, with a bank. These borrowings are collateralized by marketable securities.

At December 31, 2004, the Company had short-term borrowings with a bank of $5,000,000, bearing interest at 4.2%. This loan is uncollateralized.

At December 31, 2004, the Company had available borrowings under a line of credit with a bank of $5,000,000 with $0 outstanding at year end. The line of credit is collateralized by lease inventory owned by the Company.

At December 31, 2004, the Company had a $10,000,000 and a $5,000,000 line of credit agreement with related party financial institutions. Under these agreements the Company may only borrow up to $10,000,000 in total. At December 31, 2004, $2,236,220 was outstanding under these arrangements. The lines of credit bear interest at Prime less 0.50% (4% at December 31, 2004).

As of December 31, 2004, the Company had no outstanding obligations which were subordinated to claims of general creditors.

9. Income Taxes

Components of the provision for income taxes for the year ended December 31, 2004 were as follows:

Current provision	$ 622,482
Deferred benefit	(1,295,712)
	$ (673,230)

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable Federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and nontaxable municipal bond interest income, net of nondeductible interest expense.

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of certain expenses for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities at December 31, 2004 are as follows:

Deferred tax assets	$ 3,613,573
Deferred tax liabilities	(320,219)
Net deferred tax asset	$ 3,293,354

10. Commitments and Contingencies

The following schedule reflects the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 2004:

Year ending December 31,	Lease Commitments	Sublease Payments from Parent	Net Lease Payments
2005	$ 1,146,252	$ (234,415)	$ 911,837
2006	1,264,132	(234,415)	1,029,717
2007	1,238,819	(243,792)	995,027
	$ 3,649,203	$ (712,622)	$ 2,936,581

10. **Commitments and Contingencies (cont.)**

The Company moved offices to the First Security Center in November 2005 and now leases their office space from the Parent. The Parent now subleases the former office location of the Company on terms which match the lease arrangement for that space. Rent expense was $793,093 for the year ended December 31, 2004.

The Company is a defendant in a number of lawsuits, some of which involve substantial amounts, relating primarily to its securities business. During the year ended December 31, 2004, the Company, in consideration of the expected costs to continue to vigorously defend certain of these lawsuits, agreed to legal settlements totaling approximately $4.1 million. These costs have been included in professional and other expense in the accompanying consolidated statement of operations. Approximately $2 million of these settlements were paid during 2004 with the remainder, which has been accrued as a component of accrued liabilities in the accompanying consolidated statement of financial condition, due as follows: 2005 – $1.7 million and 2006 – $.4 million. A letter of credit in the amount of $855,000 has been issued on behalf of the Company as collateral securing a portion of this obligation. In addition to the claims which have been settled, management is continuing to pursue settlement discussions with certain other plaintiffs and has provided for the cost expected to be incurred in settling these matters in the accompanying consolidated financial statements. If settlement discussions are not appropriate, the monies set aside for such costs would be available to fund litigation. As of December 31, 2004, management is of the opinion, based on consultation with legal counsel, that the ultimate resolution of the pending matters will not have a material adverse effect on the Company's financial condition. Factors considered by management in reaching this conclusion are the damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, and advice from legal counsel.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2004, the Company had firm commitments to purchase securities totaling $18,000 and no commitments to sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

11. Net Capital Requirement

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the Securities and Exchange Commission. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed fifteen times regulatory net capital. At December 31, 2004, Crews had an aggregate indebtedness to net capital ratio of 6.99 to 1 with $3,896,387 of regulatory net capital, which was $2,081,108 in excess of the required minimum regulatory net capital of $1,815,279.

The accounts of the Subsidiary are not included in the net capital requirement calculation.

12. Related Party Transactions

During 2004, the Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $411,000 for the year ended December 31, 2004. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

At December 31, 2004, the Company had $2,236,220 outstanding under line of credit agreements with banks that are subsidiaries of the Parent. Total borrowings available pursuant to these agreements totaled $10,000,000 at December 31, 2004.

For the year ended December 31, 2004, the Company paid legal fees of approximately $620,000 to a law firm associated with a Board Member.

13. Deferred Compensation

The Company has a non-qualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan and are fully vested. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2004 was 5.65% per annum and vests over a ten year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $5,914,058 as of December 31, 2004. The Company's net benefit obligation under these arrangements which is reflected in non-qualified deferred compensation in the accompanying consolidated financial statements was $5,423,620 at December 31, 2004. During the year ended December 31, 2004, the Company recognized employee compensation and benefit expense associated with this arrangement of approximately $1,334,000.

14. Retirement Plan

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company once they have completed six months of service. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2004, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary nonelective contribution, as determined by the Company. There was no discretionary nonelective contribution made during 2004. For the year ended December 31, 2004, the Company made matching contributions of $83,391 related to this plan.

15. Subsequent Event

On February 1, 2005, the Parent made a capital contribution to the Company in the amount of $2 million.

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated financial statements of Crews & Associates, Inc. and Subsidiary as of December 31, 2004 and have issued our report thereon dated February 17, 2005. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained on pages 16 through 18 relates to Crews & Associates, Inc. only and is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
February 17, 2005

Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2004

Net capital		
Total stockholder's equity for Crews & Associates, Inc., only		$ 16,210,939
Deduct: Nonallowable assets		10,248,266
Net capital before haircuts on securities positions		5,962,673
Haircuts on securities positions		
Contractual securities commitments	$ 77,029	
Trading positions		
State and municipal government obligations	1,696,134	
U.S. government obligations	66,734	
Corporate obligations	104,891	
Other securities	65,026	
Undue concentration	56,472	2,066,286
Net capital		$ 3,896,387
Aggregate indebtedness		
Bank loans payable	$ 9,199,730	
Payables to brokers and dealers for customers' securities failed to receive	3,636,260	
Payables to customers	1,052,664	
Payables to non customers	467,814	
Accounts payable and accrued liabilities	12,870,698	
Other liabilities	2,032	
Total aggregate indebtedness		$ 27,229,198
Net capital		$ 3,896,387
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $27,229,198 or $250,000)		1,815,279
Net capital in excess of requirement		$ 2,081,108
Ratio: Aggregate indebtedness to net capital		6.99 to 1

There is no material differences between this computation and the computation included in the amended unaudited FOCUS Part II as of December 31, 2004.

See accompanying independent auditor's report on additional information.

Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2004

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 808,419
Monies borrowed collateralized by securities carried for the accounts of customers	4,199,730
Customers' securities failed to receive	3,636,260
Credit balances in firm accounts which are attributable to principal sales to customers	46,360
Other	1,092,382
Total credits	9,783,151
Debit balances	
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection	10,483,786
Failed to deliver of customers' securities not older than 30 calendar days	852,457
Total debits	11,336,243
Excess of total debits over total credits	$ 1,553,092
Required deposit	None
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2004	$ 252,631

There is no material differences between this computation and the computation included in the amended unaudited FOCUS Part II as of December 31, 2004.

See accompanying independent auditor's report on additional information.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2004

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3)	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditor's report on additional information.

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report on Internal Controls
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the consolidated financial statements of Crews & Associates, Inc., as of December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
February 17, 2005